WHX CONSIDERING ITS OPTIONS
                    WITH RESPECT TO DYNAMICS CORP. OF AMERICA


                  New York -- June 16, 1997 -- WHX Corporation (NYSE:WHX) announced today that it is considering a number of options in light of the fact that more than 56% of the stockholders of Dynamics Corp. of America (NYSE:DYA) chose not to participate in either the WHX or CTS Corp. (NYSE:CTS) tender offer. Both tender offers expired this past Friday at midnight. Currently CTS owns 30.3% of Dynamics Corp., while WHX owns 13.5%.

                  One possible reason for the extraordinarily low participation rate in the tender offers is the desire by stockholders to receive CTS common stock, rather than cash, for their Dynamics Corp. shares. Another possible reason is dissatisfaction by stockholders with the price being offered by CTS, perhaps in part due to the failure by the Board of Directors of Dynamics Corp. two weeks ago to respond to CTS's offer to amend the merger agreement between them to pay $60 cash and .82 of a share of CTS Common Stock. Under New York law, the merger between Dynamics Corp. of America and a subsidiary of CTS requires the approval by two-thirds of the outstanding stock of Dynamics Corp. of America.

                  As a significant stockholder of Dynamics Corp. of America, WHX is currently considering how to proceed. Underlying its analysis is the belief that from the outset the Board of

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Directors of Dynamics Corp.  has not been inclined to seek the highest  possible price for its 44% investment in CTS or its other assets. In that regard, WHX is considering two options: first, engaging in discussions with CTS and Dynamics
Corp.;  or  second,   appealing  to  stockholders  directly,   through  a  proxy
solicitation and/or a new tender offer. In either case WHX's objective would be to obtain the highest possible price for Dynamics Corp.'s 44% investment in CTS and its other assets, either from an all cash transaction with WHX, or from a more advantageous economic transaction with CTS or a third party. WHX may also pursue other alternatives available to it, including purchasing additional stock or selling any or all of its holdings in Dynamics Corp., through open market and/or privately negotiated transactions.

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